EXHIBIT 99.16
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AT THE TRUST
Robert G. Higgins                 Investor Relations
Vice President, General Counsel   L.G. Schafran - Chairman and
630-218-7255                      Interim CEO/President
bhiggins@banyanreit.com           630-218-7250
                                  ir@banyanreit.com


FOR IMMEDIATE RELEASE
THURSDAY, SEPTEMBER 13, 2001


   BANYAN STRATEGIC REALTY TRUST ANNOUNCES ADDITIONAL $.20 PER SHARE LIQUIDATING DISTRIBUTION


OAK BROOK, ILLINOIS - SEPTEMBER 13, 2001 - BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) announced today that its Board of Trustees has authorized a second liquidating distribution of $.20 per share. The distribution will be paid on October 24, 2001 to shareholders of record as of September 24, 2001.

The Trust, which sold all but three of its properties to affiliates of Denholtz Management Corporation on May 17, 2001 in a $185.25 million transaction, previously distributed $4.75 per share on June 28, 2001. These distributions are made pursuant to the Trust's Plan of Termination and Liquidation that was adopted on January 5, 2001.

Taking into account the distribution announced today, the Trust has distributed $4.95 per share pursuant to the Plan of Termination and Liquidation. L.G. Schafran, Interim President of the Trust, commented: "In keeping with our previously announced intentions, we are now distributing $.20 per share to our shareholders. After completing the accounting process from the sale to Denholtz, and having made appropriate distributions to our joint venture partners, we conclude that our cash reserves are sufficient to support this distribution. We continue to expect to distribute a total of approximately $6.00 per share before the end of 2002. We will continue to make periodic distributions that are warranted as assets are liquidated and liabilities are discharged".

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) which, on January 5, 2001, adopted a Plan of Termination and Liquidation. On May 17, 2001, the Trust sold approximately 85% of its portfolio in a single transaction and now owns interests in three (3) real estate properties located in Atlanta, Georgia; Huntsville, Alabama; and Louisville, Kentucky. As of this date the Trust has 15,496,806 shares of beneficial interest outstanding.


Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties such as the sale of the Trust's remaining properties, the amount of the remaining liquidating distributions and other risks and uncertainties that are detailed from time to time in the Trust's reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2000 and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section which was included in the Trust's Form 10-Q for the quarter ended June 30, 2001, which was filed with the Securities and Exchange Commission on August 13, 2001. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.


          See Banyan's Website at http://www.banyanreit.com.